WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

April 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K Amended February 10, 2010 File No. 000-53514

Dear Mr. Kruczek:

Set forth below is the response by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 5, 2010.  We have reproduced the Staff’s comment for your convenience and have followed the comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.
We note that the audited financial statements included in this amended Form 8-K are different from those than were included in the Form 8-K originally filed July 2, 2009 – i.e., the amended Form 8-K includes audited financial statements for the two fiscal years ended June 30, 2008 and 2009 instead of the audited financial statements for the fiscal years ended June 30, 2007 and June 30, 2008, which are required in the filing. Please further amend your Form 8-K to include audited financial statements as of and for the annual periods ended June 30, 2007 and 2008. In addition, we note the financial statements included in the original Form 8-K were audited by Moore and Associates Chartered (“Moore”). As Moore is no longer registered with the PCAOB, you may not include audit reports or consents issued by Moore in you filings with the Commission made on or after August 27, 2009. Accordingly, you should engage a firm that is registered with the PCAOB to re-audit the financial statements that you will include in your amended Form 8-K.

Response:  The Form 8-K was amended and filed on April 30, 2010 to include, as Exhibit 99.2, audited financial statements for the fiscal year ended June 30, 2007, which were re-audited by Gruber & Company, LLC, a PCAOB-registered firm.  Exhibit 99.1 incorporates by reference audited financial statements for the fiscal year ended June 30, 2008, which were audited by Gruber & Company, LLC.

*          *          *

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer